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INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our reports dated February 19, 2004, appearing in this Annual Report on Form 40-F of Great Lakes Power Inc. for the year ended December 31, 2003.

Chartered Accountants

Toronto, Ontario
May 19, 2004

Member of Deloitte Touche Tohmatsu